# DRW Execution Services, LLC

Financial Report
December 31, 2022

Filed as PUBLIC information pursuant to Rule 17a-(5)d
under the Securities Exchange Act of 1934 and in accordance
with Regulation 1.10(g) under the Commodity Exchange Act.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-70030 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DRW Execution Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

540 W Madison, Suite 2500
(No. and Street)

| Chicago | IL | 60661 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Scott Fowler | 512-807-5564 | sfowler@drw.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM
(Name – if individual, state last, first, and middle name)

| 30 S. Wacker, Suite 3300 | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/23/2003 | 49 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, Scott Fowler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DRW Execution Services, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANNA CRISTINA MENDOZA
Notary Public, State of Texas
Comm. Expires 09-07-2025
Notary ID 133315090

Notary Public

Signature:

Title: Director of Regulated Entities and FinOp

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

## Contents

# Report of Independent Registered Public Accounting Firm

Manager and Member
DRW Execution Services, LLC

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of DRW Execution Services, LLC (the Company) as of December 31, 2022, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2018.

Chicago, Illinois
February 28, 2023

**DRW Execution Services, LLC**

**Statement of Financial Condition**
**December 31, 2022**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 48,005,789 |
| Receivables from brokers and clearing organizations | | 11,233,658 |
| Securities purchased under agreements to resell, net | | 2,635,648 |
| Receivables from affiliated companies | | 239,423 |
| Other assets | | 144,350 |
| **Total assets** | $ | 62,258,868 |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Securities sold under agreements to repurchase, net | $ | 2,635,648 |
| Liabilities subordinated to claims of general creditors | | 2,883,296 |
| Payable to parent | | 254,241 |
| Payable to affiliated company | | 41,808 |
| Other accrued expenses | | 295,860 |
| **Total liabilities** | | 6,110,853 |
| Member's Equity | | 56,148,015 |
| **Total liabilities and member's equity** | $ | 62,258,868 |

See Notes to Financial Statement.

## Note 1. Nature of Business and Significant Accounting Policies

**Nature of business:** DRW Execution Services, LLC (the Company) is a Delaware limited liability company and a wholly-owned subsidiary of DRW Holdings, LLC (DRWH). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), an Institutional Broker Participant on the Chicago Stock Exchange (CHX), a member of the National Futures Association (NFA), a Government Securities Division (GSD) full netting member of the Fixed Income Clearing Corporation (FICC), and a clearing member of the Chicago Mercantile Exchange (CME). The Company has several exchange memberships, including memberships with Cboe Global Markets, Nasdaq, and NYSE Group. The Company's principal operations are to act as an executing broker, provide market access to various U.S. trading venues, provide futures clearing, and engage in financing transactions for its affiliates.

Although the Company is not exempt from Rule 15c3-3, it does not hold funds or securities for customers and does not carry margin accounts, credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).

The following is a summary of the Company's significant accounting policies:

The Company follows United States Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation and cash flows.

**Use of estimates:** The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Receivables from brokers and clearing organizations:** Receivables relating to cash held at clearing brokers and clearing organizations is reported in the statement of financial condition. No credit loss has been recorded due to the short duration of the receivable and the credit worthiness of the clearing brokers and clearing organizations.

**Repurchase and reverse repurchase agreements:** Transactions involving securities sold under agreements to repurchase (repurchase agreements) or securities purchased under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. Collateral provided by or given to a counterparty is valued on a daily basis and monitored to ensure collateral is sufficient. The Company may require the counterparty, or be required by the counterparty, to deposit additional collateral or return collateral pledged when appropriate. In consideration of the Current Expected Credit Losses (CECL) model, the Company requires the borrower to continually adjust the amount of collateral securing the financial asset(s) as a result of fair value changes in collateral. In those situations, the Company, as a practical expedient, compares the amortized cost basis with the fair value of collateral at the reporting date to measure the estimate of expected credit losses. The Company has determined that the expectation of nonpayment is zero as the borrower continually replenishes the collateral securing the financial asset such that the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset. Reverse repurchase and repurchase agreements are generally transacted under master netting agreements, which allows for the Company, in the event of a default by a counterparty or affiliate, to liquidate all collateral. The counterparties to all reverse repurchase and repurchase transactions at December 31, 2022, are with FICC and an affiliate of the Company.

## Note 1. Nature of Business and Significant Accounting Policies (Continued)

**Offsetting:** As of December 31, 2022, the Company holds repurchase and reverse repurchase agreements that are eligible for offset in the statement of financial condition and/or are subject to master netting arrangements and, as such, is displayed net on the statement of financial condition. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations.

**Income taxes:** The Company is taxed as a corporation and records income taxes using the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in which those temporary differences are expected to be reversed or settled. The Company's effective income tax rate, which does not differ from the U.S. federal statutory income tax rate, for the year ended December 31, 2022 is 21 percent. The Company is also subject to state and local taxes at various rates. For the year ended December 31, 2022, the company has a deferred tax asset and liability balance of $0. The net income tax payable as of December 31, 2022 is $64,076 and is included in other accrued expenses on the statement of financial condition.

Accounting Standards Codification Topic 740 -- Income Taxes (ASC Topic 740) provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. ASC Topic 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company is generally not subject to examination by U.S. federal or state tax authorities for tax years before 2019. There are no material uncertain tax positions as of December 31, 2022.

**Revenue recognition:** In accordance with ASC 606, the Company recognizes revenue from contracts with customers for providing affiliates market access to certain designated electronic communication networks, securities exchanges and alternative trading systems. The transaction price includes all exchange-related fees, both transactional and non-transactional, associated with individual affiliate market access plus a fixed mark-up, and an allocation of the Company's overhead expenses based on affiliate trading volume plus a fixed mark-up. Transactional fees and the related fixed mark-up are recognized on the trade date. Affiliates are invoiced monthly and payment is received by the Company within the same month they are invoiced. Receivables from market access revenue were approximately $316,000 at January 1, 2022, and approximately $189,000 at December 31, 2022, reported within receivables from affiliates on the statement of financial condition.

The Company also recognizes revenue from contracts with customers for commissions on trade execution for affiliates. The transaction price is based on volume traded by the affiliate and is recognized on the trade date. Affiliates are invoiced monthly and payment is received by the Company within the same month they are invoiced. Receivables from commission revenue were approximately $10,000 at January 1, 2022, and approximately $9,000 at December 31, 2022, reported within receivables from affiliates on the statement of financial condition.

## Note 2. Receivables from Brokers and Clearing Organizations

Receivables from clearing brokers and clearing organizations consist solely of cash and deposits at December 31, 2022.

## Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company held no Level 1, Level 2 or Level 3 instruments at December 31, 2022.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that cause the transfer in accordance with the Company's accounting policy. There were no transfers among Levels 1, 2 and 3 during the year.

## Note 4. Liabilities Subordinated to Claims of General Creditors

The Company entered into a subordination agreement with an affiliate to allow the affiliate to trade through the Company. The affiliate agreed that due to the subordination agreement it is not treated as a customer by the Company for the purpose of, among other things, Rule 8c-1 and 15c3-3. Liabilities subordinated to claims of general creditors on the statement of financial condition related to this subordination agreement was approximately $2,883,000 at December 31, 2022. Included in this balance is a payable to non-customer relating to a commodities account of $1,586,000.

The Company has a subordinated borrowing agreement with a lender in the amount of $40,000,000 which matures on January 24, 2025. The revolving note accrues interest at the rate per annum equal to the greater of SOFR plus 3.5% or 4% for the first $30,000,000 borrowed, and the greater of SOFR plus 1.5% or 2% for the remaining amounts borrowed. DRW Holdings, LLC has provided a guarantee to the lender on behalf of the Company. As of December 31, 2022, the Company had not drawn on the subordinated borrowing and there were no amounts due for principal or interest outstanding.

## Note 5. Borrowings

The Company has a revolving credit agreement with a lender in the amount of $25,000,000 which matures on May 17, 2023. The Company has the right to terminate the agreement before the maturity date upon 5 days' prior written notice. The revolving note accrues interest at the rate per annum equal to the Overnight Base Rate, as defined. The borrowing is secured by assets of an affiliate that are on deposit with the lender. As of December 31, 2022, the Company had not drawn on the revolver and there were no amounts due of principal or interest outstanding.

## Note 6. Related Party Transactions

The Company pays all direct expenses associated with its execution services. The Company has entered into an agreement with DRWH whereby certain operating expenses were paid by DRWH and charged to the Company based on a series of usage factors. Payable to parent on the statement of financial condition of approximately $254,000 is related to these activities.

Substantially all of the Company's revenues are from related parties. The Company has entered into contracts with affiliated companies whereby revenue from market access and commissions were charged to the affiliates based on the Company's revenue recognition policies. At December 31, 2022, receivables from affiliates on the statement of financial condition of approximately $239,000 is related to these activities.

The Company has a master repurchase agreement with an affiliate. At December 31, 2022, the Company had reverse repurchase agreements of approximately $126,259,000 and repurchase agreements of approximately $123,624,000 with this affiliate.

## Note 7. Secured Financing

Reverse repurchase and repurchase agreements are collateralized by receiving or pledging securities. Typically, the Company has rights to re-pledge the securities collateral received under reverse repurchase agreements. As of December 31, 2022, all securities collateral received under repurchase agreements has been repledged in connection with repurchase agreements.

All reverse repurchase agreements and repurchase agreements included in the statement of financial condition as of December 31, 2022 have a maturity date within 30 to 90 days and are collateralized by U.S. government bonds. At December 31, 2022, the fair value of assets pledged as collateral under agreements to repurchase is approximately $243,361,000 and the fair value of assets obtained from securities purchased under agreements to resell is approximately $243,361,000.

The following table provides information about the offsetting of these instruments as of December 31, 2022, inclusive of accrued interest related to these transactions. Amounts offset relate to legally enforceable master netting agreements or similar arrangements, and, as such, is displayed net on the statement of financial condition.

| | Gross Amounts Recognized | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts Offset in the Statement of Financial Condition |
|---|---|---|---|
| **Assets** | | | |
| Securities purchased under agreements to resell | $ 249,883,192 | $ (247,247,544) | $ 2,635,648 |
| **Liabilities** | | | |
| Securities sold under agreements to repurchase | $ 249,883,192 | $ (247,247,544) | $ 2,635,648 |

## Note 8. Risks and Guarantees

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Since one of the Company's principal operations is to provide its affiliates with market access to various trading venues, it has established accounts with certain clearing brokers for this purpose. This can result in a concentration of credit risk with these brokers. Such risk, however, is mitigated by the clearing brokers' obligation to comply with rules and regulations governing clearing brokers in the United States, as well as the Company's periodic monitoring of the clearing brokers' creditworthiness.

## Note 8. Risks and Guarantees (Continued)

In accordance with GAAP, a company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

DRWH has provided a guarantee to a clearing organization on behalf of the Company. DRWH guarantees the obligations of the Company as it relates to the clearing organization. The guarantee will continue in effect until terminated, provided that all obligations have been satisfied, and is limited by the terms of the agreement.

## Note 9. Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these representations and warranties to be remote.

## Note 10. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debit arising from customer transactions. At December 31, 2022, the Company had net capital of $55,764,242, which was $55,514,242 in excess of its required minimum net capital of $250,000.

The Company is subject to the Commodities Exchange Act (Regulation 1.17) which requires the maintenance of minimum net capital. In accordance with Regulation 1.17 the Company is required to maintain a minimum net capital level equivalent to the greater of $45,000 or CFTC minimum risk-based capital requirement. At December 31, 2022 the CFTC minimum risk-based capital requirement was $120,000 and the Commodities Exchange Act minimum capital requirement was $45,000. Both are less than the $250,000 minimum capital required by Rule 15c3-1 of the Securities Exchange Commission, as described above.

## Note 11. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued. The Company has not identified any subsequent events that require disclosure through the date of this audit report.